Exhibit 99.8

Extraordinary Shareholders’ Meeting and Annual Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 18, 2022 for action to be taken.

2022 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Galapagos NV (the “Company”)

ADS CUSIP No.:	36315X101.

ADS Record Date:	March 18, 2022 (close of business in New York).

Share Record Date:	April 12, 2022 (Midnight CET).

Meeting Specifics:	Extraordinary Shareholders’ Meeting to be held at 1:00 P.M. (CET) on Tuesday, April 26, 2022 and Annual Shareholders’ Meeting to be held immediately after at 2:00 P.M. (CET), at the registered office of the Company located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (the “Meetings”).

Meeting Agenda:	Documents related to the Extraordinary Shareholders’ Meeting and Annual Shareholders’ Meeting Agenda items will be available on the Company’s website at http://www.glpg.com/shareholders-meetings.

Depositary:	Citibank, N.A.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of May 4, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued thereunder.

Deposited Securities:	Ordinary shares of the Company.

Custodian:	Citibank Europe plc.

The undersigned Holder of the ADSs identified above, as of the ADS Record Date, hereby authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such holder fails to comply with the requirements under Belgian law (which are summarized in Sections 3.4, 3.5, 3.6 and 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADSs, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

Extraordinary Shareholder’s Meeting Agenda and Proposed Resolutions

1.

Amendments to the articles of association as a consequence of the choice for a one-tier board structure, as well as certain other amendments relating to specific matters set out in the articles of association of the Company.

2.

As a consequence of and subject to the introduction of a one-tier board structure, appointment of the members of the (former) supervisory board for the remaining term of their mandate as director in the board of directors.

· Dr. Raj Parekh, as a member of the board of directors of the Company;

· Dr. Mary Kerr, as an independent member of the board of the directors of the Company;

· Ms. Katrine Bosley, as an independent member of the board of the directors of the Company;

· Mr. Peter Guenter, as an independent member of the board of the directors of the Company;

· Mr. Daniel O’Day, as a member of the board of directors of the Company;

· Mr. Howard Rowe, as an independent member of the board of the directors of the Company;

· Dr. Linda Higgins, as a member of the board of directors of the Company; and

· Dr. Elisabeth Svanberg, as an independent member of the board of the directors of the Company.

3.	Proxy for coordination.

4.	Authorization to the board of directors.

5.	Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Annual Shareholders’ Meeting Agenda and Proposed Resolutions

1.

Acknowledgement and discussion of the annual report of the supervisory board relating to the non- consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2021, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021. (*)

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021 and approval of the allocation of the annual result as proposed by the supervisory board.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2021. (*)

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2021. (*)

5.	Acknowledgement and approval of the remuneration report.

6.	Acknowledgement and approval of the amended remuneration policy.

7.

Release from liability to be granted to the members of the supervisory board and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2021.

8.

Acknowledgment of the remuneration of the statutory auditor for the financial year ended on 31 December 2021. The supervisory board has approved an additional fee of EUR 118,900 (VAT exclusive) in connection with additional audit activities performed by the statutory auditor. (*)

9.	Appointment of Stoffels IMC BV (permanently represented by Mr. Paul Stoffels) as director.

10.	Appointment of Jérôme Contamine as independent director.

11.	Appointment of Dan Baker as independent director.

(*) These items will not be voted upon.

Please refer to the enclosed Convening Notice to read the full resolutions.

A	Resolutions

Extraordinary Shareholders’ Meeting				Annual Shareholders’ Meeting

	For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 2	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 5	☐	☐	☐

Resolution 3	☐	☐	☐	Resolution 6	☐	☐	☐

Resolution 4	☐	☐	☐	Resolution 7	☐	☐	☐

Resolution 5	☐	☐	☐	Resolution 9	☐	☐	☐

				Resolution 10	☐	☐	☐

				Resolution 11	☐	☐	☐

B	Authorized Signatures—Sign Here—This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote in favor of such issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1—Please keep signature within the line	Signature 2—Please keep signature within the line	Date (mm/dd/yyyy)
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